BUSINESS LEGAL ADVISORS, LLC 14888 Auburn Sky Drive, Draper, UT 84020 (801) 634-1984 brian@businesslegaladvisor.com	Brian Higley Attorney at Law Licensed in Utah

February 26, 2021

Scott Anderegg

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

Washington, DC 20549

Re:	BlueOne Card, Inc.
Amendment No. 1 to Registration Statement on Form 10-12G Filed February 1, 2020 File No. 000-56060

Dear Mr. Anderegg:

We are in receipt of your letter dated February 18, 2021, setting forth certain comments to the Amendment No. 1 to Registration Statement on Form 10-12G which was filed on February 1, 2021 by BlueOne Card, Inc., a Nevada corporation (the “Company”). In response to your comments, the Company can provide you with the following information in response to your comments:

Amendment No. 1 to Form 10-12G filed February 1, 2021

Business, page 5

1.	We note your revised disclosure in response to our prior comment 1. Please further revise your disclosure to explain what it means that EndlessOne Global is a “Tier-One Payment Card Issuer.” Please provide support for this statement as well as your statement that it is an innovative financial institution that can move money faster, safer, and more freely. We note in particular your statement that EndlessOne Global’s platform is still in beta testing, so it is unclear how EndlessOne Global is providing these services. Please also revise your disclosure to provide context for, and explain EndlessOne Global’s eWallet and whether the eWallet is presently available. In general, when describing services or products offered through your relationship with EndlessOne Global, please disclose whether the products are presently available. If they are not available, revise your disclosure accordingly.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 2 to the Form 10-12G which includes revisions to the document to provide the clarification regarding EndlessOne Global’s platform still being in beta testing, which also clarifies that the eWallet is not presently available, as requested. We have eliminated all references to EndlessOne Global being a “Tier-One Payment Card Issuer” and “an innovative financial institution that can move money faster, safer, and more freely.” The revisions are found in the sections titled “ITEM 1. BUSINESS.,” beginning on page 5, “ITEM 1A. RISK FACTORS.,” beginning on page 8, and “ITEM 2. FINANCIAL INFORMATION.,” beginning on page 24.

2.	We note your revised disclosure and your written response in response to our prior comment 4. We reissue our comment in part. Please disclose whether you have made any payments to EndlessOne to date.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 2 to the Form 10-12G which, includes revisions to the document to provide the disclosure, as requested. The revisions are found in the sections titled “ITEM 1. BUSINESS.,” beginning on page 5, and “ITEM 2. FINANCIAL INFORMATION.,” beginning on page 24.

Distribution of Products and Services, page 7

3.	We note your revisions in response to our prior comment 7 in support of your assertation that EndlessOne Global’ s prepaid card is “the most revolutionary card to card transfer.” Please advise us whether the features and services you list here are presently available. If they are not, please revise your disclosure to reflect that fact. Please also advise us in your written response of the steps you took to verify that these services are available in light of the fact that EndlessOne Global’s platform is not available. We may have further comments based on your response.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 2 to the Form 10-12G which eliminated all references to EndlessOne Global’s prepaid card as being “the most revolutionary card to card transfer.”

We hereby acknowledge the Company and its management are responsible for the adequacy and accuracy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please feel free to contact me if you have any questions on the responses to your comments.

Sincerely,

/s/ Brian Higley
Outside Legal Counsel

cc:	James Koh, CEO

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